UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of July 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The choice of the municipalities to buy back the Redal and Amendis contracts is in line with Veolia’s wish to sell these businesses.

While waiting for official notification from the contracting authorities, Redal and Amendis commit to ensuring service continuity and quality.

Veolia Morocco has been informed of the decisions taken by several municipalities in the administrative divisions (wilaya) of Rabat-Salé, Tangier and Tetouan, which have rejected the bid made by the Actis equity fund to acquire the Veolia Morocco subsidiaries Redal and Amendis. They instead propose to buy back the concession contracts for water, wastewater and electricity services operated by the two companies.

Veolia wants to sell these activities and is in favor of the decision of the municipalities. It is working with the contracting and governmental authorities concerned to arrive at a successful outcome. During this period, the priority for Redal and Amendis will be to ensure continuity and quality of service.

In 2011, Veolia announced that it wanted to refocus on activities where it can offer high added value and where its expertise is essential. This led it to decide to dispose of its concession activities in Morocco, which it announced in 2012. To ensure the continuity of the services provided and meet up to their future challenges, Veolia signed an agreement on March 8, 2013 with UK equity fund Actis to sell Redal and Amendis. This agreement was subject to the approval of the municipalities served, as provided for in the concession contracts. Acquisition by Actis was initially well received by the authorities as a “win-win” deal that would involve in particular an increase in share capital of 575 million dirham from Actis.

Now that several municipalities have announced that they want to buy back the current concession contracts, a different solution is to be envisaged. The buyback by the contracting authorities responds to the 2012 proposals of Veolia, which is fully involved in working with the contracting and governmental authorities concerned to arrive at a successful outcome, in compliance with what is set out in the contracts of Redal and Amendis (article 71 for Redal and 72 for Amendis).

The process includes a six-month period, following which the contractual terms corresponding to the financial conditions for the buybacks will be applied. During this period, the municipalities will have to fix the operational conditions for taking over the services.

Press release

Paris, July 3, 2014

This is an important stage for the public water, wastewater and electricity services of the areas served by the wilaya urban areas in Rabat-Salé, Tangier and Tetouan. Veolia is taking on this responsibility in the respect of the choices of the national and local authorities and is confident of the operational capabilities of its two subsidiaries, Redal and Amendis.

During this period, the personnel of Redal and Amendis will remain fully focused on providing the public services for which they have responsibility, and will continue to provide the continuity and quality of service that will remain Veolia’s priority.

In 12 years of public service management, the coverage rates of the water and wastewater systems have been increased by between 15% and 30%, depending on the city, and over 70,000 subsidized connections have been installed. Continuity of service is ensured at all points of delivery.

In addition, Veolia has put in place an ambitious training policy, with over 300,000 hours of training provided. It has also instituted a program of skills transfers to Moroccan companies, with training for their employees in safety, technical performance and compliance with regulations.

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ABOUT VEOLIA

Veolia is the global leader in optimized resource management. With over 200,000 employees* worldwide, the company designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 86 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia (Paris Euronext: VIE and NYSE: VE) recorded revenue of €22.3 billion* in 2013. www.veolia.com (*) Excluding Transdev employees and revenue currently under divestment

ABOUT Redal

A Veolia Morocco subsidiary, Redal is a leading player in improving the quality of life of people living in the Rabat-Salé-Zemmour-Zaërs administrative division (wilaya). Redal has been operating the public water, wastewater and electricity services since 2002 and currently serves close to 2 million people through more than 1,600 employees. With an investment of close to 14 billion dirham over the period of the contract, Redal is contributing to a healthier environment and better quality of life. www.redal.ma

ABOUT AMENDIS

A Veolia Morocco subsidiary, Amendis is a leading player in improving the quality of life in the areas it serves. Since 2002, Amendis has been operating the public water, wastewater and electricity services in the administrative divisions (wilayas) of Tangier and Tetouan. With an investment of close to 7.8 billion dirham over the period of the contract, Amendis is contributing to a healthier environment and better quality public services. Through its more than 2,000 employees, Amendis serves 1.6 million people. www.amendis.ma

Contacts

Veolia Group Media Relations

Laurent Obadia

Sandrine Guendoul

Stéphane Galfré

Tel: + 33 1 71 75 12 52 - sandrine.guendoul@veolia.com

Veolia Morocco Media Relations

Mohamed Taki

Tel: + 212 05 37 68 48 60 – Fax: + 212 05 37 68 48 66

mohamed.taki@veoliaservices.ma

Investor & Analyst Relations Ronald Wasylec - Ariane de Lamaze Tel: + 33 1 71 75 12 23 / 06 00 Terri Anne Powers (USA) Tel: + 1 312 552 2890

Press release

Paris, July 3, 2014

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 4, 2014

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer